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03012584

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SEC FILE NUMBER
8 - 42836

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 2nd FLOOR
(No. And Street)

GREENWICH,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL E. PIKE (203) 629-2181
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

SEC MAIL RECEIVED FEB 28 2003 PROCESSING SECTION

PROCESSED MAR 19 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN J. WALDRON
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 7/31/2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

BCP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members' of
BCP Securities, LLC:

We have audited the accompanying statement of financial condition of BCP Securities, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BCP Securities, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates L.L.P.

New York, New York
February 21, 2003

BCP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents		$ 444,828
Treasury Bill		630,000
Due from Brokers		1,298,564
Clearing Deposits		189,309
Securities Owned at Market Value		1,153,332
Furniture, Equipment and Leasehold Improvements	$ 83,852	
Less: Accumulated Depreciation and Amortization	(55,678)	
		28,174
Security Deposit and Other Assets		97,610
TOTAL ASSETS		$ 3,841,817

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Due to broker	$ 1,390
Accrued Expense and Other Liabilities	515,884
Securities sold not yet purchased, at market value	587,580
Total Liabilities	1,104,854
Members' Capital	2,736,963
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 3,841,817

The accompanying notes are an integral part of this financial statement.

BCP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC, (the "Company"), is a registered broker-dealer, primarily acting as brokers in executing customer orders for the purchase and sale of marketable securities on behalf of their customers on a fully disclosed basis with a clearing broker-dealer.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2002, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially of cash and due from this clearing broker.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on a trade date basis.

Depreciation and amortization are provided for in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 3. OTHER ASSETS

Other assets include $70,000 of receivables from members for their pension plan contribution. As of the date of this report most of the receivable has been collected.

BCP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002
(continued)

NOTE 4. INCOME TAXES

No provision for federal and state taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss.

NOTE 5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 or 6 2/3% of its aggregate indebtedness as defined, whichever is greater. At December 31, 2002, the Company had net capital of $2,347,775 and excess net capital of $2,247,775.

NOTE 6. COMMITMENTS

The Company has entered into a lease on its office that commenced on October 1, 2000 and expires on October 1, 2005. The minimum future annual rentals are as follows:

Year ending December	Amount
2003	105,600
2004	105,600
2005	79,200
	$ 290,400